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Hammerhead Energy Inc. Announces Expanded Credit Facility and Repayment of Term Debt

CALGARY, ALBERTA - October 3, 2023 - Hammerhead Energy Inc. ("Hammerhead" or the "Company") (TSX: HHRS; NASDAQ: HHRS) is pleased to announce the expansion of its credit facility to C$450 million (from C$350 million) effective September 27, 2023. The increase in the credit facility was achieved through a combination of increased commitments by the existing lenders and the addition of the Bank of Montreal into the lending syndicate. The Company is very pleased to have the Bank of Montreal join its lending syndicate and looks forward to a productive relationship with its entire banking syndicate.

The increase in the credit facility has allowed Hammerhead to repay, at par value, the remaining US$63.7 million (C$86.0 million) of principal and accrued interest outstanding on its term debt prior to maturity. The early repayment of the term debt will reduce interest expense and eliminate any restrictions on Hammerhead instituting a return of capital strategy for the benefit of its shareholders. Hammerhead expects to communicate its formal return of capital policy, subject to approval by Hammerhead's Board of Directors with the release of its third quarter results on November 7, 2023.

On the back of strong operational results and supportive crude oil prices, Hammerhead has entered into a "free funds flow"1 status. For the months of July and August 2023, the Company generated C$21.9 million of free funds flow1, and expects to generate free funds flow1 each month through the end of 2023 and for every quarter in 2024 based on current strip pricing. Net cash from operating activities for the months of July and August 2023 was C$57.7 million.

Scott Sobie, President and CEO of Hammerhead notes, "We recognize the critical support of our existing lenders, and welcome the addition of the Bank of Montreal to the syndicate. The support of these partners has been critical in allowing Hammerhead to deliver value for our shareholders. The pending completion of our new South Karr surface infrastructure is expected to support material and consistent free cash flow that will further de-risk Hammerhead for our lenders and continue to create value for our shareholders."

1 Free funds flow is a non-GAAP measure.  Net cash from operating activities is the most directly comparable GAAP measure to free funds flow. See "Non-GAAP and Other Financial Measures Advisory".

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

Reader Advisory

Currency

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like "anticipates", "estimates", "expects", "indicates", "forecast", "intends", "may", "believes", "could", "should", "would", "plans", "proposed", "potential", "will", "target", "approximate", "continue", "might", "possible", "predicts", "projects" and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Company's assessment of future plans, operations and strategies; the anticipated benefits from the addition of the Bank of Montreal to the Company's lending syndicate; the anticipated productive relationship with the Company's lending syndicate; the anticipated reduction of interest expense and corresponding elimination of restriction on the Company's intended return of capital strategy; the Company's expectations regarding free cash flow generation including the anticipated timing and amount thereof; expectations regarding the completion of the South Karr surface infrastructure and the anticipated benefits therefrom; the Company's intention to implement a formal shareholder return policy and the anticipated timing of communication and implementation thereof; the Company's expected production growth; the ability to de-risk the Company for its lenders and create value for its shareholders; and other matters related to the foregoing.

Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the impact of general economic conditions; volatility in market prices for crude oil and natural gas; industry conditions; currency fluctuations; imprecision of reserve estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; the lack of availability of qualified personnel, drilling rigs or other services; changes in income tax laws or changes in royalty rates and incentive programs relating to the oil and gas industry including abandonment and reclamation programs; hazards such as fire, explosion, blowouts, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; the Company's ability to access sufficient capital from internal and external sources; Hammerhead's success in retaining or recruiting, or changes required in, its officers, key employees or directors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company's resources; the ability of the Company to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; inflation; risks of war, hostilities, civil insurrection, pandemics and epidemics, and general political and economic instability (including the ongoing Russian-Ukrainian conflict); severe weather conditions, including risks related to Alberta's wildfires, and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to the Company's future business; availability of adequate levels of insurance; difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals; risks related to the Company's 2023 capital program and drilling plans; risk that the timing of completion and anticipated benefits from the South Karr surface infrastructure is different than anticipated; risk that the performance of the North Karr wells is different than anticipated; risk that the Company does not generate material free funds flow and is unable to return cash to shareholders or de-risk the Company for its lenders; risk that the Company does not implement a shareholder return strategy; and risk that the Company's 2023 corporate outlook and guidance, including anticipated production, production mix, cash costs (royalties, operating costs, transportation costs, net general and administrative costs, cash interest and financing costs, cash taxes) and capital expenditures is different than anticipated. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, the Company has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will be able to meet its stated goals and objectives; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated, including the South Karr surface infrastructure; the estimates of the Company's reserves and production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; that the Company will be able to generate free funds flow and implement a capital return policy, and that such free funds flow status will de-risk the Company for its lenders and generate value for the Company's shareholders; the Company's ability to add production and reserves through development and exploration activities; and other matters. Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this document in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Company will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hammerhead's future shareholder returns, if any, and the level thereof is uncertain. Any decision to return cash flow to shareholders will be subject to the discretion of the board of directors of Hammerhead and may depend on a variety of factors, including, without limitation, Hammerhead's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Hammerhead under applicable corporate law. Further, the actual amount and timing of any shareholder returns are subject to the discretion of the board of directors of Hammerhead. There can be no assurance that Hammerhead will make any returns to shareholders.

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to, the Company's free cash flow for the remainder of 2023 and during the year-ended December 31, 2024, which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, such projections are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

Non-GAAP and Other Financial Measures Advisory

This press release includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under International Financial Reporting Standards ("IFRS"), as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS. Readers are cautioned that these non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP financial measures used in this press release are summarized as follows:

Free Funds Flow

Free funds flow is an indicator of the efficiency and liquidity of the business and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations, adjusted funds from operations and free funds flow as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Two Months Ended August 31,
(Cdn$ thousands)	2023	2022
Net cash from operating activities	57,716	67,802
Changes in non-cash working capital	32,475	(4,804)
Funds from operations	90,191	62,998
Transaction costs	(3)	-
Realized (gain) loss on foreign exchange	(325)	106
Other income, excluding transportation income	(120)	(245)
Adjusted funds from operations	89,743	62,859
Capital expenditures	(67,871)	(48,394)
Settlement of decommissioning obligations	-	-
Free funds flow	21,872	14,465